Special General Meeting of Shareholders of Kitov Pharma Ltd.

Date: April 29, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

		For	Against	Abstain
Proposal 1:	To approve the transactions for the acquisition of FameWave and the ADS, warrant and option issuances by the Company to be made in connection with the Company's transactions for the acquisition of FameWave and the concurrent investment in the Company by certain investors and shareholders of FameWave in a private placement, as set forth under Proposal 1in the Proxy Statement.	☐	☐	☐
Proposal 2:	To approve an increase in the number of ordinary shares reserved under Kitov Ltd. 2016 Equity-Based Incentive Plan to 7,500,000 ordinary shares to qualify for incentive stock options for US Tax purposes, as set forth under Proposal 2 in the Proxy Statement.	☐	☐	☐
Proposal 3:	To approve the grant of equity-based incentive compensation to each director so named, as set forth under Proposal 3 in the Proxy Statement:			
3A:	John Paul Waymack, M.D., Sc.D. Chairman of the Board of Directors and Chief Medical Officer	☐	☐	☐
3B:	Isaac Israel Chief Executive Officer and Director	☐	☐	☐
3C:	Gil Ben-Menachem, Ph.D., MBA Vice President of Business Development and Director	☐	☐	☐
3D:	Simcha Rock, CPA, MBA Director	☐	☐	☐
3E:	Steven Steinberg Independent Director	☐	☐	☐
3F:	Ido Agmon, MBA Independent Director	☐	☐	☐
3G:	Arye Weber Independent Director	☐	☐	☐
3H:	Ran Tzror, CPA, MBA Independent Director	☐	☐	☐
3I:	Revital Stern-Raff, CPA, MBA	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Kitov Pharma Ltd. to be Held on April 29, 2019 for Holders as of March 20, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. April 23, 2019.

To review SGM related materials, including the full Proxy Statement, please visit:
http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR
KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Kitov Pharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on April 23, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **March 20, 2019** at the **Special General Meeting of Shareholders** of **Kitov Pharma Ltd.** to be held on **April 29, 2019**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**

2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903